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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2008

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan & Hartson LLP
875 Third Avenue
New York, New York 10022

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     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Management” on page 3 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

     This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 31, 2007 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

TABLE OF CONTENTS

Recent Developments — Landwirtschaftliche Rentenbank	3
Signature	4

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RECENT DEVELOPMENTS

     LANDWIRTSCHAFTLICHE RENTENBANK

Management

     The Advisory Board of Landwirtschaftliche Rentenbank has released Dr. Marcus Dahmen from his duties as spokesman of the Board of Managing Directors due to incompatibility of approaches as to the future strategy of the promotional bank. Dr. Dahmen has been the spokesman of the Board of Managing Directors since October 2007.

     Until further notice, Dr. Dahmen’s duties will be carried out by Hans Bernhardt and Dr. Horst Reinhardt, members of the Board of Managing Directors. In addition to his responsibilities for finance and IT, Mr. Bernhardt will take over responsibilities for promotional lending and human resources, while Dr. Reinhardt, who is in charge of treasury and legal affairs, will also assume responsibility for public relations.

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SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 8th day of February, 2010.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Member of the Board of Managing Directors

By /s/ Martin Middendorf
Name: Martin Middendorf
Title: Director